November 22, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549-7010

Attention:	John Cash
Accounting Branch Chief

	Re:	Metalico, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 14, 2013
Form 10-Q for Fiscal Quarter Ended June 30, 2013
Filed August 9, 2013
Definitive Proxy Statement on Schedule 14A
Filed April 25, 2013
File No. 1-32453

Dear Mr. Cash:

Metalico, Inc. (“Metalico” or the “Company”) is in receipt of your letter of October 18, 2013 setting forth the comments of the Securities and Exchange Commission (the “Commission”) to the Company’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2012 (the “10-K”), Quarterly Report on Form 10-Q for the Fiscal Quarter ended June 30, 2013 (the “10-Q”), and Definitive Proxy Statement on Schedule 14A filed on April 25, 2013 (the “Proxy Statement”).

The following information is submitted in response to your numbered comments.

Form 10-K for the Year Ended December 31, 2012

Management’s Discussion and Analysis, page 32

General

1.	We note that in your earnings call for the fourth quarter of 2012 and the second quarter of 2013 you provide a market outlook and commentary on your industry. We note, for example, that you discuss, among other things, the volatility of ferrous pricing scrap and the market demand for non-ferrous based metals. With a view towards

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 22, 2013

future disclosure, please tell us what consideration you gave to including a similar discussion and analysis of such known material trends, demands, commitments, events and uncertainties in your filing to help investors ascertain the likelihood that past performance is indicative of future performance. See Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3. of SEC Release No. 33-8350.

We refer you to our Form 10-Q for the quarterly period ended September 30, 2013, filed on November 12, 2013. We have added a new section titled Market Conditions and Outlook in our Management’s Discussion and Analysis. In it, we discussed Management’s observations of capacity utilization in the steel industry, pricing trends of raw materials as well as finished steel products and the forces we believe are driving recent pricing trends. We also discussed factors that could affect near term demand and pricing for certain commodities and groups of commodities that the Company purchases, processes and sells.

We have clearly indicated in the discussion that commodity metal prices can be volatile and fluctuate widely due to numerous factors beyond our control. We have repeatedly stated in our earnings calls that we do not provide guidance about future earnings primarily for this reason. Our visibility concerning future trends in scrap metal pricing is dependent in large part on general economic data that is publicly available such as industrial capacity utilization, automobile production and construction and infrastructure spending. Internally we use monthly production quotas of regional steel mills to gauge demand and pricing trends for ferrous material. This provides us with a very short term view of prices and in turn impacts what we offer for material purchases.

In future filings, we will continue to include the new section mentioned above disclosing our observations of market conditions and to the extent possible, providing details on what management believes are relevant factors that could affect material demand and pricing.

Results of Operations, page 36

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011, page 38

2.	Throughout your discussion of results of operations there are instances where significant trends and events are attributed to intermediate effects without analysis of the reasons underlying those intermediate effects in sufficient detail for a reader to understand the business through the eyes of management. In future filings, please revise your results of operations discussion to address the following:

•

Please enhance your disclosure to discuss the business reasons for the changes between periods in the significant line items of each of your segments. For instance, it appears that you have only discussed revenues for each of your segments. At a minimum, it would be informative if you also discussed material expenses and income (loss) for each segment. In doing so, please disclose the amount of each significant change in line items between periods and the business

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November 22, 2013

reasons for such changes. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. See Item 303(a)(3) of Regulation S-K;

•	You indicate that the decrease in operating expenses was due to a $63.2 million decrease in cost of purchased metals. However, you do not provide an explanation for the decrease in cost of purchased metals. Please revise your discussion to address the key drivers which influence your cost structure. You also discuss the risks surrounding raw material pricing, including scrap, PGM, minor metals, and lead on pages 12 and 13. Please revise your MD&A to discuss the impact of any price changes in these raw materials, including the impact of any recent volatility. Please also revise your disclosure to discuss the expected impact of recent trends in your raw material prices on future financial results, if applicable. Your discussion should address particular commodity or raw materials that you heavily rely on with the corresponding segments that rely on these commodities; and

•	Please consider separately discussing cost of purchased metals pursuant to Rule 5- 03 of Regulation S-X. Alternatively, please discuss the impact of product mix, raw material pricing and volume of raw purchased metals on your operating expenses for each period presented, including your segment discussion. Please also discuss the relationship between your average selling price and your cost of purchased metals.

This is not meant to represent an all-inclusive list of where or how your MD&A should be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion. For additional guidance, please refer to SEC Release 33-8350, Item 303(a)(3) of Regulation S-K and Section 5.01.04 of the Financial Reporting Codification. Please show us what your revised MD&A will look like.

As requested, we have revised the discussion of our Results of Operations included in the Management’s Discussion and Analysis of our Form 10-K for the year ended December 31, 2012 and will address the Commission’s concerns in future filings. The discussion below retroactively reflects the January 1, 2013 change in reportable segments from three reportable segments to two reportable segments.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Consolidated net sales decreased by $87.3 million, or 13.2%, to $573.6 million in the year ended December 31, 2012, compared to consolidated net sales of $660.9 million in the year ended December 31, 2011. Acquisitions added $1.6 million to consolidated net sales. Excluding acquisitions, the Company reported decreases in average metal selling prices representing net sales of $45.7 million and a $43.2 million decrease due to lower selling volume.

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Division of Corporation Finance

November 22, 2013

Operating Income (Loss)

We reported a consolidated operating loss of $15.2 million for the year ended December 31, 2012, a decrease of $47.7 million,, compared to operating income of $32.6 million for the year ended December 31, 2011. For the year ended December 31, 2012, our consolidated operating loss included goodwill and other intangible asset impairment charges of $19.6 million and acquisitions added a loss of $283,000 to our consolidated operating loss. Operating results in fiscal 2012 were negatively impacted by reductions in metal prices for all commodities compared to the prior year. Softening of demand for scrap metal, particularly in the second half of 2012, negatively impacted selling prices while a constrained supply and increased competition in sourcing material resulted in compression in operating margins. Our Scrap Metal Recycling segment reported a $52.5 million decrease in operating income due primarily to reduction in non-ferrous pricing. This reduction was offset by our Lead fabricating segment which experienced an increase in operating income of $4.0 million and Corporate and other increased operating income by $807,000. See the Financial Results by Reportable Segment section below for more detailed discussion on factors impacting our results by segment.

Financial and Other Income (Expense)

Consolidated interest expense was $9.1 million for the year ended December 31, 2012, compared to $9.4 million for the year ended December 31, 2011. The $275,000 decrease in interest expense reflects changes in debt balances and corresponding interest rates.

Other (expense) income for the year ended December 31, 2012 includes income of $196,000 to adjust financial instruments to their respective fair values compared to income of $3.6 million for the year ended December 31, 2011 due to a reduction in the market price of our common stock. Other income for the year ended December 31, 2012 includes a $4.6 million gain related to the settlement of a dispute with the former owners of a previous acquisition.

For the year ended December 31, 2012, we recorded income of $11,000 for our 40% share of income from our investment in a manufacturer of radiation shielding solutions for the nuclear medicine community compared to a loss of $46,000 for the year ended December 31, 2011.

For the year ended December 31, 2012 we recorded a gain of $63,000 net of amortized issue costs, for the repurchase of $7.3 million in convertible notes compared to a gain of $243,000 net of amortized issue costs, for the repurchase of $5.0 million in convertible notes in cash for the year ended December 31, 2011.

Income Taxes

For the year ended December 31, 2012, we recognized a consolidated income tax benefit of $6.3 million on a loss from continuing operations of $19.4 million resulting in an effective tax rate of 32%. For the year ended December 31, 2011, we recognized income tax expense of $9.7 million on income from continuing operations of $27.1 million. Included in income tax expense for 2011 is $571,000 related to the recognition of a state income tax audit assessment for previous periods. Excluding this assessment income tax was $9.1 million resulting in an effective tax rate of 34%. Our effective rate may differ from the blended expected statutory income tax rate due to permanent differences between income for tax purposes and income for book purposes. These permanent differences include fair value adjustments to financial instruments, stock based compensation, amortization of certain intangibles and certain non-deductible expenses.

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 22, 2013

Financial Results by Reportable Segment

For the years ended December 31, 2012 and 2011, we operated in two distinct business segments: Scrap Metal Recycling (including the PGM and Minor Metals Recycling operations which had previously been separately reported) and Lead Fabricating. Additional financial information relating to these reporting segments is contained in Note 18 – Segment Information in the Notes to the Consolidated Financial Statements included in this report.

Scrap Metal Recycling

Due to the many different ferrous and non-ferrous commodities that we buy, process and sell as well the various grades of material within those commodities and the mix of material sold through each of our locations, sales totals can vary.

Ferrous Sales

Ferrous sales decreased by $17.3 million, or 7.4%, to $216.6 million in the year ended December 31, 2012, compared to ferrous sales of $233.9 million in the year ended December 31, 2011. Acquisitions added $829,000 to ferrous sales in 2012. Excluding acquisitions, ferrous sales decreased by $18.1 million. The decrease in ferrous sales was attributable to lower average selling prices totaling $18.4 million offset by higher volume sold of 1,200 tons amounting to $295,000. Steel prices were impacted by a glut in imports, oversupply in the market, weak demand in Europe and tempering growth in Asia, resulting in a decline in ferrous scrap selling prices as compared to the prior year. The average selling price for ferrous products was approximately $403 per ton for the year ended December 31, 2012, compared to $437 per ton for the year ended December 31, 2011. A strengthening export market and scarce supply should support ferrous pricing near term. Despite a continued gradual recovery of the domestic economy, we expect the U.S. steel industry to be impacted by excess capacity and high costs inviting competition from imported steel, which may affect scrap demand. However, we expect to increase ferrous scrap shipment volumes above 2012 levels as production of shredded products continues to grow.

Non-Ferrous Sales

Non-ferrous sales decreased by $62.1 million, or 17.8%, to $286.5 million in the year ended December 31, 2012, compared to non-ferrous sales of $348.6 million in the year ended December 31, 2011. Acquisitions added $445,000 to non-ferrous sales. Excluding acquisitions, non-ferrous sales decreased by $62.5 million. Base non-ferrous metal sales increased by $24.0 million but were offset by a reduction of $86.5 million in sales of PGM and minor metal

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November 22, 2013

commodities. Higher sales volume in base non-ferrous metals totaling $35.7 million was offset by lower average selling prices amounting to $11.7 million. The average selling price for base non-ferrous products was $0.99 per pound for the year ended December 31, 2012, compared to $1.06 per pound for the year ended December 31, 2011. The increase in volumes is the result of an increase in non-ferrous material sold by our Pittsburgh location and sales by our New York shredder facility that were not in the previous period. Demand for non-ferrous base metals, particularly aluminum for the automotive industry, should remain very solid as the economy recovers and many foreign markets continue to grow. The decrease in PGM and minor metal commodities was due primarily to lower volumes amounting to $75.4 million but also resulted from lower average selling prices totaling of $11.1 million. Due to competitive pressures in sourcing PGM catalysts, particularly in the Texas market, we significantly reduced catalyst purchasing due to the inability to obtain reliable, profitable material, which in turn, is reflected in the reduction in volume sold. The average selling price for PGM material was approximately $1,006 per troy ounce for the year ended December 31, 2012 compared to $1,180 per troy ounce for the year ended December 31, 2011, a decrease of approximately 14.7%. Total PGM sales volumes amounted 52,200 troy ounces for the year ended December 31, 2012, compared to 119,800 troy ounces sold for the year ended December 31, 2011. Increasing automotive demand, coupled with declining mine production, might help support platinum and palladium prices. Trends show substitution of higher-priced platinum with lower-priced palladium in catalysts should temper any overall price increases.

Operating expenses– Scrap Metal Recycling

Operating expenses in our Scrap Metal Recycling segment decreased by $52.2 million, or 10.0%, to $468.7 million for the year ended December 31, 2012, compared to operating expenses of $521.0 million for the year ended December 31, 2011. Acquisitions added $1.4 million to operating expenses. Excluding acquisitions, the increase in operating expenses was due to a $55.6 million decrease in the cost of purchased metals and a $2.0 million increase in other operating expenses. The decrease in the cost of purchased metals is due primarily to a decrease in purchases of PGM catalyst material. Lower prices in all commodities also contributed to the lower cost of metals. Other operating expense changes include increases in freight charges of $3.3 million due to an increase in ferrous material sold with FOB destination shipping terms using our own fleet of railcars and not included in the delivered price; and waste and disposal costs of $1.2 million due to waste material produced by our shredder in New York not in operation in the previous year. These higher expenses were offset by a reduction in wages and benefits of $1.1 million due to a reduction in staff to process less material particularly at our Texas PGM facility, lower energy costs of $937,000 due to more material being shipped by rail, maintenance and repair expense of $438,000 and other expenses of $19,000.

Selling, General and Administrative– Scrap Metal Recycling

Selling, general and administrative expenses in our Scrap Metal Recycling segment increased by $1.5 million to $17.6 million for the year ended December 31, 2012, compared to $16.1 million for the year ended December 31, 2011. Acquisitions added $277,000 to selling,

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November 22, 2013

general, and administrative expenses in 2012. Excluding acquisitions, selling, general and administrative costs increased by $1.2 million. Significant changes in component expenses of selling, general and administrative costs include decreases in consulting and professional fees of $392,000 due to legal fees related to a dispute incurred in the previous year and reductions in wages and benefits of $361,000 due in part to reductions in certain management personnel and other expenses of $187,000. These lower expenses were offset by a $1.8 million increase in bad debt expense for the Company’s exposure to a single customer that declared bankruptcy in 2012.

Depreciation and Amortization – Scrap Metal Recycling

Depreciation and amortization expenses in our Scrap Metal Recycling segment increased by $2.3 million to $15.5 million for the year ended December 31, 2012, compared to $13.2 million for the year ended December 31, 2011. Acquisitions added $157,000 to depreciation and amortization expense. Excluding acquisitions, depreciation and amortization expense increased by $2.1 million due to increases in capital expenditures made in the current and previous years. At the end of 2011, the construction at our shredder facility in New York was completed and the current year reflects a full year of depreciation and represents $1.1 million of the increase. The balance of the increase is the result of a full year of depreciation charged on other capital expenditures made in 2011 and partial year depreciation charged on $14.6 million in capital expenditures made in 2012.

Impairment charges – Scrap Metal Recycling

In September 2012, we identified competitive pressures in sourcing PGM catalysts, its effect on gross margins and anticipated future cash flows as a triggering event with respect to our PGM reporting units and we performed an interim impairment analysis at September 30, 2012, which resulted in a goodwill impairment charge of $12.0 million and a $100,000 impairment charge to the trade name of our Texas PGM reporting unit. At December 31, 2012, we performed our annual impairment test and determined that the expected future cash flows of our Ohio and Pittsburgh scrap metal recycling reporting units, when discounted, resulted in fair values that did not exceed their respective carrying values. This resulted in additional goodwill impairment charges of $3.5 million for our Ohio reporting unit and $3.7 million for our Pittsburgh reporting unit.

Lead Fabricating

Lead fabrication sales decreased by $6.2 million, or 8.5%, to $66.4 million in the year ended December 31, 2012, compared to lead fabrication sales of $72.6 million in the year ended December 31, 2011. The decrease was due to lower average selling prices amounting to $2.6 million and by lower volume sold totaling $3.6 million. The average selling price for lead fabricated products was approximately $1.56 per pound for the year ended December 31, 2012, compared to $1.62 per pound for the year ended December 31, 2011, a decrease of approximately 3.7%. During most of 2012, lead commodity prices were lower due to global economic weakness reducing demand for lead. However, new product development should have a positive impact on future product shipments.

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 22, 2013

Operating Expenses – Lead Fabricating

Operating expenses in our Lead Fabricating segment decreased by $8.4 million to $55.3 million for the year ended December 31, 2012, compared to operating expenses of $63.7 million for the year ended December 31, 2011. The decrease in operating expenses was due to a $7.6 million decrease in the cost of purchased metals and an $861,000 decrease in other operating expenses. The cost of lead sold fell partly due to lower volumes however improvements from efficient production and raw material procurement aided by scrap refining improved our metal margin. Other operating expense changes include decreases in wages and benefits of $678,000 due primarily to changes in benefit plans, decreases in repair and maintenance expenses of $126,000 and other operating costs of $57,000.

Selling, General and Administrative – Lead Fabricating

Selling, general and administrative expenses in our Lead Fabricating segment increased by $499,000 to $3.8 million for the year ended December 31, 2012, compared to $4.3 million for the year ended December 31, 2011. Significant changes in component expenses of selling, general and administrative costs include decreases in wages and benefits of $215,000 and consulting and professional fees of $189,000 and $95,000 in other expenses.

Depreciation and Amortization– Lead Fabricating

Depreciation and amortization expenses in our Lead Fabricating segment increased by $346,000 to $1.7 million for the year ended December 31, 2012, compared to $1.4 million for the year ended December 31, 2011. The previous year included a $286,000 gain on disposal netted with expense. Excluding the impact of the prior year gain, depreciation expense remained constant.

Liquidity and Capital Resourses, page 44

Cash Flows, page 45

3.	In your discussions of operating cash flows for all periods presented, please discuss in greater detail the changes in your working capital items. In future filings, please specifically expand this disclosure to discuss the underlying reasons for changes in these items, with specific discussions of working capital items such as accounts receivables, inventory, prepaid expenses and other items, accounts payable and accrued expenses. For example, you indicate that working capital items were offset by a $10 million decrease in accounts receivable. However, there is no discussion of the underlying reasons for the significant reduction in accounts receivable. Please revise your disclosure for all periods presented. See Section IV.B of the SEC Interpretive Release No. 33-8350.

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 22, 2013

We refer you to the discussion on operating cash flows in the Liquidity and Capital resources section of our Form 10-Q for the quarterly period ended September 30, 2013, filed on November 12, 2013. We have provided the underlying reasons behind significant changes to the working capital components for both periods presented. In future filings, we will continue to include the underlying reasons for significant changes to working capital components to the extent possible.

Financial Statements

Note 13 – Stock-Based Compensation Plan, page F-22

4.	We note your weighted average expected volatility rate of 84% has remained constant for all periods presented. We note elsewhere, your stock price appears to have experienced a fair amount of volatility. Given your expected volatility is based on observing your actual company stock price over a period commensurate with the expected life of the awards, please explain why your volatility assumption has not changed in three years.

Historically, all of the stock option awards we granted as compensation have 5 year lives. We use a period commensurate to the contractual life of the options to calculate expected volatility. In our footnote, we rounded the volatility percentages for each year to the nearest whole number. The actual average volatility percentage each for each year presented was as follows: 84.57% for 2010; 83.45% for 2011 and 83.84% for 2012. An expected volatility factor is calculated each time we issue an award. Volatility is calculated by first calculating the natural log of the daily price change over the previous five years. We then calculate the standard deviation of all of the daily price change observations multiplied by square root of the number of annual observations (or 252). We have re-tested our calculations and believe them to be accurate.

In 2008, due to the financial crisis that unfolded in the third quarter of that year, our stock price declined significantly in a short period of time. The price of our common stock went from $16.05 per share on August 1, 2008 to $3.20 on October 31, 2008, a decline of 80%. This significant price decline has been included in our volatility calculation for all options issued since mid 2008 and we believe it has influenced the result. Since then, our stock price has fluctuated between $6.60 per share in April 2010, and a low of $1.20 per share in June 2013. Currently, the significant price decline of August 2008 is outside of the five year historical period. We have calculated the current volatility factor for a hypothetically issued option with a five year expiration on November 1, 2013 to be 75.6%.

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 22, 2013

Form 10-Q for the Period Ended June 30, 2013

Financial Statements

Note 12 – Segment Reporting, page 14

5.	You disclosed that you have two reportable segments: Scrap Metal Recycling and Lead Fabricating. You indicated that in previous periods, you reported three operating segments. However, due to the reduction in operating activity, your PGM and Minor Metals Recycling unit has been absorbed into the Scrap Metal Recycling unit effective January 1, 2013. Given that your PGM and Minor Metals Recycling unit represented approximately 19.6% of your consolidated revenues for fiscal 2012, please provide the following:

•	Please tell us what your operating segments are pursuant to ASC 280-10-50-1 through 50-9;

•	Given that you have two reportable segments, please also tell us how you determined your reportable segments pursuant to ASC 280-10-50-10;

•	If you are aggregating your operating segments, please tell us how you determined that it was appropriate to aggregate your operating segments based on ASC 280-10-50-11 through 50-19. Please also specifically address how you determined that it was appropriate to combine your PGM and Minor Metals Recycling unit with the Scrap Metal Recycling unit; and

•	Please tell us whether you have altered or consolidated your reporting unit structure for goodwill testing purposes in conjunction with your operating segment consolidation.

The Pursuant to ASC 280-10-50-1 through 50-9, we have determined that effective January 1, 2013, Metalico has two reportable operating segments, Scrap Metal Recycling and Lead Fabricating. Each of these segments has business activities from which it earns revenues and incurs expenses. Their operating results are regularly reviewed by the chief operating decision maker and discrete financial information about each segment’s operating activities is available.

Our Scrap Metal Recycling segment purchases ferrous and non-ferrous scrap metal from peddlers, manufacturers, demolition firms and dealers. The material is sorted and processed by hand or mechanical means, sold and shipped as raw material to steel mills, foundries, manufacturers and others for use in a variety of industrial products. Our Lead Fabricating segment manufactures a wide variety of lead-based products such as sheet lead, machined lead, shot, strip lead, extrusion and cast lead products. Lead products are sold nationally into diverse industries such as roofing, plumbing, radiation shielding, healthcare, ammunition, automotive, Department of Defense contractors, and others.

Each of these reportable segments has a general manager or a group of managers that report directly to the chief operating decision maker and the nature of the business activities are different and separately identifiable from one another. The revenue of each of these segments exceeds 10% of combined revenues of the Company meeting the quantitative thresholds of ASC 280-10-50-10.

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 22, 2013

The subsidiaries that comprised the PGM component of the previous PGM and Minor Metals reportable segment were Totalcat Group, Inc. and American Catcon, Inc. Totalcat Group, Inc., acquired in July 2007, was comprised of two entities: Federal Autocat Recycling, LLC (“Federal”) and Hypercat ACP, LLC (“Hypercat”). When acquired, Federal, the larger entity, exclusively recycled used catalytic converters for the recovery of platinum group metals. Hypercat, the much smaller of the two entities, solely manufactures catalytic converters for special applications. American Catcon, Inc., acquired in January 2008, also exclusively recycled used catalytic converters for the recovery of platinum group metals.

The second component of the PGM and Minor Metals segment consisted of a single entity acquired in May 2007, which recycles metals known in the metals industry as minor metals. Two characteristics are regularly associated with minor metals: (1) their global production is relatively small in comparison to base metals, and (2), they are predominantly extracted as by-products of base metals. Minor metals include such metals as Molybdenum, Tungsten and Tantalum.

Throughout 2011 and 2012, sales of PGM material were declining in each consecutive quarter. We were unable to obtain reliable sources of profitable material particularly at our Texas PGM facility due to competitive pressures. Money advanced to vendors to supply converters became unrecoverable. We significantly reduced converter purchasing to stem losses and reduced our workforce. To compensate, we invested in infrastructure and facilities enabling us to purchase and process traditional scrap metal at both PGM processing facilities. In Texas, we installed truck scales and warehouse scales to weigh scrap metal and purchased other material handling equipment to process scrap and relocated the General Manager of our traditional scrap recycling facility in Buffalo to run the facility in Texas and terminated the existing manager who ran the PGM operations there. In New Jersey, we relocated to a larger facility specifically to handle traditional ferrous and non-ferrous scrap. Similarly, we installed truck and warehouse scales and purchased other material handling equipment and hired traditional scrap managers to run the scrap operation at the new facility.

The aggregation of the PGM and Minor Metals operations into the Scrap Metal Recycling segment did not result in any changes to the reporting unit structure for goodwill impairment purposes.

In the goodwill impairment discussion in our March 31, 2012 Form 10-Q , we indicated that we were transitioning to traditional scrap metal recycling at our Texas PGM facility and in the quarter ended June 30, 2012, we included discussion on the transition of our New Jersey PGM operations to traditional scrap metal recycling. At September 30, 2012, we impaired $12.1 million of goodwill at our PGM operations. In the first quarter of 2013, PGM related revenue fell to 9.9% of total consolidated revenue. Due to the business changes management made throughout 2012, senior management was no longer viewing these operations separately from

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November 22, 2013

other scrap metal recycling operations. Because the PGM operations were no longer viewed as separate from our base scrap metal recycling operations, the only other operations (besides Lead Fabricating) was our Minor Metals operations. Due to its relatively small size and the discontinuance of a management structure that distinctly oversaw the previous PGM/Minor Metals operations, the Minor Metal operations are also now managed within our larger scrap metal operations. We note that, prior to acquiring the PGM operations, minor metals were included with our traditional non-ferrous business as their characteristics were very similar and our traditional scrap yards were able to handle the minor metals. When PGM operations were acquired, we ultimately moved the management of minor metals operations under PGM management because both operations represented less traditional materials than are routinely processed at our base scrap yards.

For the quarter ended September 30, 2013, we recorded an additional impairment charge of $6.6 million on our New Jersey reporting unit and impaired the remaining $1.1 million tradename assigned to American Catcon as we are changing our facility name to Metalico Austin. While we still purchase catalytic converters, we no longer process any catalyst material in Texas, only a limited amount in New Jersey and currently, both of our former PGM platform facilities are indistinguishable from our other scrap metal processing facilities. Management only meets from time to time to discuss PGM activities, and certain reports on PGM yields previously prepared are no longer being generated.

Definitive Proxy Statement on Schedule 14A filed on April 25, 2013

Advisory Vote on the Compensation of our Names Executive Officers, page 9

6.	Please tell us, and in future filings disclose, how the compensation committee has considered the results of the most recent shareholder advisory vote on executive compensation in determining the 2012 compensation policies and decisions and, if so, how that consideration affected the executive compensation decisions and policies. See Item 402(b)(1)(vii) of Regulation S-K.

Executive compensation for 2012 was determined in accordance with (i) the results of the Company’s then-most recent non-binding “say-on-pay” stockholder advisory vote, regarding the named executive officers’ 2010 compensation conducted pursuant to our 2011 Definitive Proxy Statement on Schedule 14A, (ii) the individual named executive officers’ respective Employment Agreements then in effect (governing salaries and benefits), and (iii) the Company’s performance and the respective performances of the named executive officers (governing bonuses). The Company’s 2011 Proxy Statement “say-on-pay” resolution regarding 2010 compensation was approved by 88.49% of the shares voted. The resolution approving 2011 executive compensation set forth in the Company’s 2012 Definitive Proxy Statement on Schedule 14A received an 87.82% favorable vote and the “say-on-pay” resolution in the 2013 Proxy Statement was approved by 94.66% of the shares voted. The Compensation Committee has construed the stockholder support demonstrated in votes to date as a general indication of stockholder satisfaction. For that reason the process for determining executive compensation has remained essentially unchanged in recent years.

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 22, 2013

The Company will comply with the Commission’s requests and will address the Commission’s concerns indicated above in future filings.

Executive Compensation, page 19

7.	You disclose, among other things, that the compensation committee believes “that engaging in a comparative analysis of [y]our compensation practices is useful.” However, while you state that the annual review of the aggregate level of executive compensation “is based on informal samplings of executive compensation paid by companies similarly situated to [y]ours,” you do not disclose the names of the companies comprising the peer group as a component of your benchmarking analysis. As such, please tell us and in future filings clearly disclose whether the compensation decisions were derived from, or based on, a comparison to peer companies, disclosing the peer companies by name. To the extent that any specific elements of compensation, or the overall compensation, are tied to a benchmark, please identify the benchmark and discuss where your actual payments and awards fall with respect to the benchmark. See Item 402(b)(2)(xiv) of Regulation S-K.

None of the Company’s competitors in its industrial peer group is both of comparable size to the Company and publicly traded. Given these limitations, the members of the Compensation Committee informally sample companies with which they are familiar in lieu of establishing rigid benchmarks. The Compensation Committee chair is a sophisticated investor as the managing general partner of a venture capital firm who has personally led more than forty investments in a broad spectrum of industries. The second longest-tenured member of the Compensation Committee was an audit partner with the former Arthur Andersen & Co. and has served on the Boards, and Compensation and Audit Committees, of several companies, including one publicly traded company for which he currently chairs both committees. The third member of the Compensation Committee is a longtime executive in the recycling industry who, in his current capacity as President and Chief Operating Officer of a corporation operating 35 facilities in fourteen states, is intimately familiar with compensation issues. All members are asked to review and analyze executive compensation on a regular basis. The members of the Compensation Committee pool their respective knowledge, contacts, experiences, and sources of compensation data to inform the deliberations and determinations of the Compensation Committee in applying its process to executive compensation.

The Company will comply with the Commission’s requests and will address the Commission’s concerns indicated above in future filings.

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 22, 2013

Compensation Discussion and Analysis, page 19

8.	Refer to comment 15 in our letter dated April 17, 2009. We note that in 2012 the named executive officers with the exception of Mr. Agüero received a discretionary bonus (refer to the “Bonus” column in the summary compensation table on page 24). In light of your disclosures on pages 20 and 25 regarding the Executive Bonus Plan, it is not readily ascertainable whether the bonuses received by the named executive officers were bonuses paid pursuant to the Executive Bonus Plan or bonuses paid pursuant to the compensation committee’s exercise of discretion. To the extent that the 2012 bonuses represented “[g]rants to executive officers [which were] based upon the principles underlying [y]our Executive Bonus Plan,” then, please tell us and in future filings disclose the company-wide and individual performance targets determined in advance by management and the compensation committee and discuss the level of achievement of the specific company-wide and individual performance targets by each named executive officer. Further, your CD&A and narrative disclosure to your summary compensation table should explain how the specific payouts under your executive bonus plan for each named executive officer were determined based on individual performance, noting specific contributions the compensation committee considered in its evaluation. See Item 402(b)(2)(vi) & (vii) of Regulation S-K.

As indicated in the Company’s annual and quarterly filings in recent years, the performances of the Company and the scrap metal recycling industry in general have suffered during the current extended period of economic uncertainty. The Executive Bonus Plan on its terms sets forth early in each calendar year corporate commitments for payments or equity awards to be earned by realization of personal objectives later in the year. The Compensation Committee has determined that establishing commitments of this nature under prevailing circumstances for the Company and the scrap metal recycling business is not in the best interests of the Company or its stockholders. The Committee has therefore elected to incentivize named executive officers with discretionary bonuses that would allow the Committee more flexibility than it might enjoy under the formulae of the Executive Bonus Plan. The underlying principles of the Executive Bonus plan – e.g., personal commitment and achievement in the context of the Company’s performance – are still weighed in consideration of individual awards.

The Company will comply with the Commission’s requests and will address the Commission’s concerns indicated above in future filings.

2006 Long-Term Incentive Plan, page 26

9.	Supplementally please provide us with insight into the compensation committee’s decision making process in determining the size of the stock and option awards received by each of the named executive officers in 2012. Please revise your future filings accordingly.

The Compensation Committee routinely considers the economic benefit of equity awards and the cost to the Company, both individually and in the aggregate, when it determines the size and allocations of periodic grants under the Company’s 2006 Long-Term Incentive Plan. In 2012 the

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 22, 2013

Committee was also mindful that Option grants awarded to each of the named executive officers in 2007 at an exercise price of $7.74 per share had expired and Option grants awarded in 2008 with an exercise price of $14.02 per share were in their last full year before expiration in 2013. None of the 2007 or 2008 Option awards conferred any economic benefit on any of their recipients. The Compensation Committee considered this failure to realize past compensation as well in determining the size of the stock and option awards received by each of the named executive officers in 2012

The Company will comply with the Commission’s requests and will address the Commission’s concerns indicated above in future filings.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

/S/ KEVIN WHALEN
Kevin Whalen
Senior Vice President and Chief Financial Officer